Filed Pursuant to Rule 424(b)(5)

Registration No. 333-280796

PROSPECTUS SUPPLEMENT

(to Prospectus Supplement dated March 2, 2026 and September 5, 2025 and Prospectus dated July 18, 2024)

Up to $981,000

60 Degrees Pharmaceuticals, Inc.

Common Stock

This prospectus supplement (the “Prospectus Supplement”) amends and supplements the prospectus supplements dated each of September 5, 2025 and March 2, 2026, and the accompanying base prospectus dated July 18, 2024 (collectively, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock from time to time pursuant to the terms of the At The Market Offering Agreement dated September 5, 2025 (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as sales agent or principal. This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without and may only be delivered or utilized in connection with the ATM Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the ATM Prospectus to update the amount of shares of our common stock we may offer and sell to or through the Sales Agent pursuant to the Sales Agreement to $981,000, which includes the 566,067 of shares that were previously sold for aggregate gross proceeds of $1,307,508.15 pursuant to the Sales Agreement under the ATM Prospectus through the date of this Prospectus Supplement.

As of the date of this Prospectus Supplement, our public float, which is equal to the aggregate market value of our outstanding voting and non-voting common stock, held by non-affiliates, was approximately $11,056,547, based on 2,147,749 outstanding shares of common stock, of which approximately 2,126,259 shares were held by non-affiliates, and a closing sale price of our common stock of $5.20 per share on January 28, 2026. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering under the registration statement of which this Prospectus Supplement and the ATM Prospectus forms a part with a value exceeding more than one-third of our public float in any 12-calendar-month period so long as our public float remains below $75.0 million. As of the date hereof, we have offered and sold $2,703,599 of shares of our common stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date hereof.

On January 20, 2026, we effected a reverse stock split of our outstanding common stock at a ratio of one-for-four (1:4). All share information presented in this Prospectus Supplement gives effect to this reverse stock split.

Our common stock is listed on The Nasdaq Capital Market under the symbol “SXTP.” The last reported sale price of our common stock on The Nasdaq Capital Market on March 10, 2026, was $1.88 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” BEGINNING ON PAGE S-20 OF THE ATM PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is March 11, 2026